U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                   Form 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                              Posteralley.com, Inc.
                    ----------------------------------------
                 (Name of Small Business Issuer in its charter)

                     Colorado                            84-1509950
          ------------------------------    -----------------------------------
         (State or other jurisdiction of    (I.R.S. Employer Identification No.)
         incorporation or organization)

           1422 Delgany Street, Suite #12
                   Denver, Colorado                        80202
       ----------------------------------------          --------
       (Address of principal executive offices)         (Zip Code)

Issuer's telephone number, (303) 629-9751

Securities to be registered under Section 12(b) of the Act:

     Title of each class                      Name of each exchange on which
     to be so registered                      each class is to be registered
None
--------------------------------              ------------------------------

Securities to be registered under Section 12(g) of the Act:

         Common Stock, $.0001 par value
         ----------------------------------------------------------------
                                (Title of class)

Item 1.  Description of Business.

     (a) Business Development.

     Posteralley.com, Inc. (the "Company" or "PI"), is a development-stage company that was organized under the laws of the State of Colorado on July 19, 1999. The Company is engaged in the business of acquiring and marketing, selling, trading and brokering via its Internet web site originals and reproductions of fine art posters, including, but not limited to, vintage antique, product advertising, travel, sporting event, movie and theater memorabilia and commemorative posters, and a limited number of original, antique fine art paintings. As of the date hereof, the Company's posters are obtained, primarily, from two wholesalers for sale on consignment. The Company's executive offices are located at 1422 Delgany Street, Suite #12, Denver, Colorado 80202, and its telephone and facsimile numbers are (303) 629-9751 and (303) 629-9756, respectively.

     During the period from May 8 through June 28, 2000, the Company issued and sold an aggregate of 501,200 shares of Common Stock to a total of fifty persons, all of whom are residents of the State of California, Colorado or Illinois, for cash consideration totaling $125,300. The sales were made by the Company in reliance upon the exemption from registration with the U.S. Securities and Exchange Commission provided under Section 3(b) of the Securities Act of 1933, as amended (the "1933 Act"), and Rule 504 of Regulation D promulgated thereunder, and in reliance upon the exemptions from registration provided under
Section 25102(f) of the California Corporations Code, as amended, Section 11-51-308(1)(p) of the Colorado Securities Act, as amended, or Section 4.G. of the Illinois Securities Law of 1953, as amended. (See Part II, Item 4. "Recent Sales of Unregistered Securities.")

     See (b) "Business of Issuer" immediately below for a description of the Company's current operations and future proposed activities.

     (b) Business of Issuer.

General

     The Company, in July 1999, commenced operations in the business of acquiring and marketing, selling, trading and brokering originals and reproductions of fine art posters, including, but not limited to, vintage antique, product advertising, travel, sporting event, movie and theater memorabilia and commemorative posters. The bulk of the Company's products are fine art posters obtained for sale on consignment from two wholesalers, including I. Brewster & Company and Club of American Collectors of Fine Arts, Inc. In addition, PI also markets a limited inventory of originals and reproductions of fine art posters and original, antique fine art paintings recently purchased with proceeds received from the Company's offering of Common Stock pursuant to Rule 504 of Regulation D under Section 3(b) of the 1933 Act completed in June 2000.

     Messrs. Scott M. Thornock and Bruce A. Capra, the two executive officers, directors and controlling shareholders of PI, have, personally, and, in the case of Mr. Capra, professionally, in excess of twenty years of experience in the purchase, trading, marketing and sale of all types of fine art, antiques and collectibles, including fine art posters. Both Messrs. Thornock and Capra are executive officers, directors, founders and controlling shareholders of Nicklebys.com, Inc. ("Nicklebys.com"), a publicly-held, Denver, Colorado, corporation that has realized approximately $631,807 in gross revenue (unaudited) from the marketing and sale of fine art, antiques and collectibles via the company's auction web site on the Internet, live auctions and retail sales during the period from Nicklebys.com's inception on January 13, 1999, through December 31, 1999. Despite its limited operating history, Nicklebys.com was recognized in the November 1999 edition of Yahoo! Internet Life Magazine

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with the Gold Medal Award for the best art auction site on the worldwide web. In order to become employed full time by Nicklebys.com, Mr. Bruce A. Capra, the Secretary, a director and a controlling shareholder of the Company, resigned on February 1, 1999, as the General Manager and the Director of Sales, Marketing and Advertising for American Design Ltd., a privately-held, Aurora, Colorado, company with eight retail outlets that specializes in the publication, auction and marketing of fine art and realized gross sales of approximately $12,000,000 during its most recent fiscal year. Additionally, Mr. Capra owned and managed Nickleby's Auction Gallery, Ltd. ("Nickleby's"), Arvada, Colorado, an auction liquidation company specializing in fine art, antiques and collectibles, from 1992 until the purchase of Nickleby's by Nicklebys.com, on February 8, 1999.

     Based upon management's collective experience in investing in, marketing, selling, trading and brokering many types of artworks, antiques and/or collectibles for many years, the Company does not expect to have any difficulty in obtaining quality fine art posters and antique fine art paintings for marketing, trading, brokering and sale via the Company's web site on the Internet. Neither individual presently contemplates the formation of, or affiliation or association with, any company, other than Nicklebys.com and PI, whose business plan would contemplate or involve the marketing, trading, brokering and/or sale of fine art, antiques or collectibles, including fine art posters and/or antique fine art paintings. Further, with the formation of the Company, Nicklebys.com intends to diminish and ultimately abandon its present limited activities involving fine art posters.

Inventory; Products Available on Consignment

     The Company is presently marketing, trading and brokering originals and reproductions of fine art posters, including, but not limited to, vintage antique, product advertising, travel, sporting event, movie and theater memorabilia and commemorative posters, via its web site on the Internet. Additionally, the Company is marketing a limited inventory of originals and reproductions of fine art posters and original, antique fine art paintings recently purchased with certain of the proceeds received from its recently completed private offering of Common Stock. As of the date hereof, PI's Internet web site features approximately 56 fine art posters, including approximately 35 original, antique French posters, approximately 14 contemporary fine art posters, approximately seven reproductions of antique fine art posters and five original, antique fine art paintings, including three oils on canvas and two watercolors. If the Company achieves profitable operations, which is not assured, or otherwise obtains additional funding, management intends that PI purchase additional inventory of originals and/or reproductions of fine art posters and antique fine art paintings with a portion of such funds. The sources for the Company's inventory are expected to include, among others, estates, private parties, collectors and original collections. Additionally, both Messrs. Scott M. Thornock and Bruce A. Capra, executive officers, directors and controlling shareholders of the Company, may place originals and reproductions of fine art posters from their own personal collections on consignment with PI to be marketed and/or sold via the Internet. Management believes that PI could expect to receive a commission in the amount of 10% to 50% of the sale price of all fine art posters sold for the account of either Mr. Thornock, Mr. Capra or Nicklebys.com, a public company affiliated with the Company and Messrs. Thornock and Capra.

     The bulk of the fine art posters featured on PI's web site have been obtained from two unaffiliated companies, including I. Brewster & Company ("I. Brewster") and Club of American Collectors of Fine Arts, Inc. ("Club of American Collectors"), for sale on consignment. Both I. Brewster and Club of American Collectors have been in business for approximately forty years and Club of American Collectors is the largest United States importer of French advertising posters. Each company is itself capable of satisfying the Company's requirements for posters for the foreseeable future. The Company's consigned inventory of original fine art posters includes, primarily, product advertising posters for products such as liquor, ink, bicycles, chocolates, etc. The seven antique

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poster reproductions are of fine art images by Louis Icart and Maxfield Parrish.
The various posters and reproductions obtained by the Company from I. Brewster and Club of American Collectors for sale on consignment have a retail value in a range from $35 to $25,000. Because of the arrangements between the Company and
I. Brewster and Club of American Collectors, respectively, to sell these items on consignment, PI has no cost of sales until it consummates the sale of a poster or reproduction. Despite management's plans to purchase additional inventory of originals and/or reproductions of fine art posters and antique fine art paintings with a portion of any additional capital obtained from profitable operations or otherwise, the Company expects, for the foreseeable future, to be partially dependent for its inventory upon fine art posters consigned to it by
I. Brewster, Club of American Collectors and/or others.

Marketing, Sale, Trading and Brokering of Products Via the Internet

     The Company has established a web site on the Internet for the purpose of marketing, selling, trading and/or brokering fine art posters, including, but not limited to, vintage antique, product advertising, travel, sporting event, movie and theater memorabilia and commemorative posters, and its limited inventory of original, antique fine art paintings. The name of the Company's web site is www.posteralley.com. Management believes that PI's web site is designed in an attractive manner so as to capture and maintain the interest of most individuals who visit the site. The web site includes a photographic image of each poster or painting together with a picture and a biography of the artist, if relevant and available. Payment arrangements can be made via the Internet using credit cards and escrow accounts. The Company has implemented security measures, including but not limited to layering, locking and encryption, in order to secure, to management's best ability as of the date hereof, PI's commercial transactions conducted on the Internet. Detailed instructions are available on the Company's Internet site to enable the purchaser to consummate the purchase transaction with as much ease and simplicity, in management's opinion, as is possible.

     The Company has entered into that certain Internet Marketing Agreement dated December 29, 1999 (the "Marketing Agreement"), with Nicklebys.com. The Marketing Agreement provides for PI to advertise its fine art posters on Nicklebys.com's Internet web site located at www.nicklebys.com in consideration for the payment to Nicklebys.com of the sum of $.22 per web site "hit" or "click-through" that is generated as a result of the advertisement on Nicklebys.com's web site. Because Messrs. Thornock and Capra, the executive officers, directors and controlling shareholders of the Company, also serve as executive officers, directors and controlling shareholders of Nicklebys.com, the Marketing Agreement cannot be considered to be an arm's-length transaction. While management believes that the Marketing Agreement will assist the Company to develop a customer base, it is not possible to predict the amount of revenue that PI may realize from this arrangement.

     The Company is aware of a limited number of other "on-line" sites and art galleries that are engaged in the business of selling fine art posters in addition to other fine artworks, antiques and collectibles. The Company, unlike other competitors, most of whose inventory is limited exclusively or primarily to items offered on consignment, guarantees the authenticity of each fine art poster with a written appraisal of the value of the item at the time of purchase. Mr. Bruce A. Capra, a certified personal property appraiser and a member of the Certified Appraisers Guild of America, will examine each item sold to ensure its authenticity and provide the written appraisal of the value thereof. Furthermore, the Company provides each customer with a 30-day guarantee in which period of time the poster may be returned if the customer is not satisfied with the genuineness or authenticity of the poster. Accordingly, the Company expects to compete on the basis of its reputation among customers as a quality provider of products that are "100% money-back guaranteed, curated and appraised" and, to a lesser extent, on the basis of price. The Company receives,

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on average, a listing fee in the amount of approximately 20% of each item sold on consignment for management or others.

     Messrs. Scott M. Thornock and Bruce A. Capra may be subject to direct conflicts of interest because of their positions as executive officers, directors and controlling shareholders of the Company and Nicklebys.com, with regard to opportunities involving fine art posters and antique fine art paintings that come to their attention and concerning business dealings between the Company and Nicklebys.com or either of them, individually. In any instance where such a conflict may arise, the Company intends to employ certain safeguards, such as ensuring that any agreement with the Company conforms with standard industry practice in the western United States and is fair and reasonable to the Company. Further, both individuals will abstain from voting as members of the Board of Directors of Nicklebys.com on any such agreement in which PI is a party or has an interest or with regard to any business opportunity that may be attractive to both companies. The Company's Articles of Incorporation provide that any such related party contract or transaction must be authorized, approved or ratified at a meeting of the Board of Directors by sufficient vote thereon by directors not interested therein or the contract or transaction must be fair and reasonable to the Company. Accordingly, it is possible for the Board of Directors of the Company, by vote of either member of the Board of Directors, to authorize, approve or ratify a related party contract or transaction or business opportunity involving the other Board member, even if it is unfair and/or unreasonable to the Company, even though the interested director abstains from voting thereon. (See Part I, Item 1. "Description of Business," (b) "Business of Issuer - General" and "- Inventory; Products Available on Consignment.")

     There are many risks associated with the conduct of business on the Internet, including, among others, security, viruses and fraud. While hacking is a serious threat to firms such as PI which connect to the Internet, the greatest threat to the security of the Company's business transactions on the Internet is expected to arise from its own employees. The Company, like most other companies conducting business on the Internet, intends to continuously implement a wide range of hardware security measures to offer network protection and business continuity. Nevertheless, it is generally known that few companies have implemented the security measures available utilizing current technology, including, among others, file encryption for stored information, public key cryptography, telecommunication encryption and digital signatures/sender authentication. Many development-stage companies, like PI, lack the capital and/or customer demand to warrant the investment in electronic security protective applications and technologies. Further, while many companies have a formal security policy, nearly all are believed to be far from adequate and very few companies educate all members of staff, conduct risk analysis on a regular basis and regularly assess their software for security flaws. With the wide range of security flaws inherent in the Internet, the Company can be expected to be at a serious disadvantage, as compared to its competitors, especially with regard to electronic commercial transactions, if management fails to protect or minimize the risks to PI from security threats. While the Internet represents a new and highly lucrative market, management expects to be challenged by the necessity to become fully aware of new technologies so that it can manage the risks associated with conducting transactions over the net. Another disadvantage to the Company's conducting business on the Internet is the lack of physical representation enabling customers to inspect the Company's merchandise in advance of placing an order and obtaining customer services from personnel with whom they are able to interact in person. It is likely that, because the Company will limit its marketing activities to the Internet, it will be unable to generate business from the type of customer unable to develop a comfort level in the absence of physical representation and will likely be required to deal with dissatisfied customers believing that the product ordered differs in its physical appearance from the photographic image viewed on the Internet. Despite the above-described and other risks to the Company of selling fine art posters "on-line," PI intends to employ this method of displaying, marketing and selling

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fine art posters exclusively because of the significantly reduced cost to PI from eliminating the need for a retail facility and a sizeable marketing staff.

Proposed Marketing of the Company

     In addition to the Marketing Agreement with Nicklebys.com pursuant to which the Company advertises its fine art posters and, to a lesser degree, itself on Nicklebys.com's web site, management has plans to employ traditional marketing methods in order to promote the Company. It is presently intended that these activities will include advertising in local newspapers, trade journals and periodicals and mailings of brochures to, among others, interior designers, retail purchasers and past participants in live auctions hosted by Nicklebys.com and others.

Competition

     The secondary market for originals and reproductions of fine art posters and antique paintings is intensely competitive. The Company anticipates that it will be in competition with artists, art galleries, art and/or antique brokers and dealers, antique stores, auction houses and liquidation companies and other companies of all sizes located both inside and outside the United States engaged in brokering and/or dealing in fine art posters and antique paintings of every character and kind. The Company is aware of a limited number of other companies, including Nickleby's.com on a very limited basis, that are presently marketing, selling and/or trading fine art posters on the Internet, via auction and/or otherwise. Company management believes that there will be an increasing number of competitors seeking to trade, market and/or sell via the Internet fine art posters of the types, including vintage antique, product advertising, travel, sporting event, movie and theater memorabilia and commemorative posters, being offered by PI or, in the instance of certain reproductions, identical to the reproductions being offered by the Company. The Company expects to compete on the basis of its reputation among customers as a quality provider of products and, to a lesser extent, on the basis of price. Additionally, the Company, like Nicklebys.com but unlike other competitors whose inventory is limited exclusively or primarily to items offered on consignment, will guarantee the authenticity of each poster and will furnish the purchaser with a written appraisal at the time of purchase. Management hopes, to the extent practicable, to minimize the Company's weaknesses, including, among others, its undercapitalization, cash shortage, limitations with respect to personnel, technological, financial and other resources and lack of a customer base and market recognition, through its focus on the Internet; which eliminates the need for a retail facility and a sizeable marketing staff. However, PI's opportunity to obtain wholesale and other larger customers may also be limited by its financial resources and other assets. In this regard, many of the companies and other organizations with which PI will be in competition are established and have far greater financial resources, substantially greater experience and larger staffs than the Company. Additionally, many of such organizations have proven operating histories, which the Company lacks. The Company expects to face strong competition from both such well-established companies and small independent companies like itself. In addition, the Company's business may be subject to decline because of generally increasing costs and expenses of doing business, thus further increasing anticipated competition. Additionally, it is anticipated that there may be significant technological advances in the future and the Company may not have adequate creative management and resources to enable it to take advantage of such advances. The effects of any such technological advances on PI, therefore, cannot be presently determined. (See "RISK FACTORS.")

Employees and Consultants

     The Company has had no employees since its organization. Messrs. Scott M. Thornock and Bruce A. Capra, the President/Treasurer/director and the Secretary/director, respectively, of PI, have served in those positions without

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cash compensation through the date hereof. See Item 6. "Executive Compensation"
below for a description of the equity ownership interests in the Company of Messrs. Thornock and Capra. It is anticipated that at such time, if ever, as the Company's financial position permits, assuming that the Company is successful in raising additional funds through equity and/or debt financing and/or generating a sufficient level of revenue from operations, Messrs. Thornock and Capra any other executive officers and/or directors of PI will receive reasonable salaries and other appropriate compensation, such as bonuses, coverage under medical and/or life insurance benefits plans and participation in stock option and/or other profit sharing or pension plans, for services as executive officers of the Company and may receive fees for their attendance at meetings of the Board of Directors of PI. The Company has no plans to retain any consultants or pay consulting fees to any person to perform services for the Company in any capacity.


Item 2.  Management's Discussion and Analysis or Plan of Operation.

Plan of Operation
-----------------

     Since shortly after its inception, the Company has operated a web site on the Internet located at www.posteralley.com from which it markets, sells, trades and/or brokers fine art posters, including, but not limited to, vintage antique, product advertising, travel, sporting event, movie and theatre memorabilia and commemorative posters. In addition, PI recently commenced the marketing of antique paintings. The Company has generated only minimal revenues and a net loss from this business through the date hereof. For the nine months ended June 30, 2000, and for the period from July 19, 1999, the date of the Company's inception, through September 30, 1999, the Company realized total revenues of $700, and a net loss of $(14,530) and $(4,382), respectively (less than $(.01) per share).

     While the Company expects, for the foreseeable future, to be partially dependent for its products upon fine art posters consigned to the Company by I. Brewster & Company, Club of American Collectors and/or others, management intends that PI increase its limited inventory of originals and reproductions of fine art posters and original, antique fine art paintings. Additionally, management has plans to expand its marketing efforts in order to obtain a larger customer base. The implementation of these plans is dependent upon PI's ability to raise additional capital from equity and/or debt financing and/or achieve profitable operations. Management believes that the revenue generated from its business will not be sufficient to finance all future activities and that it will be necessary to raise additional funds through equity and/or debt financing. Although management intends to explore all available alternatives for debt and/or equity financing, including, but not limited to, private and public securities offerings, there can be no assurance that the Company will be able to generate additional capital for expansion and/or other purposes. In the event that only limited additional financing is received, PI expects its opportunities in the secondary market for fine art posters and antique fine art paintings to be limited. Further, even if the Company succeeds in obtaining the level of funding necessary to increase revenue through the expenditure of additional funds for marketing, advertising and/or promotion in order to obtain more inventory and a sizable customer base, this will not ensure the realization by the Company of profits from operations.

Financial Condition, Capital Resources and Liquidity
----------------------------------------------------

     As of June 30, 2000, PI had minimal assets in the amount of $104,802, including $86,511 in cash, accounts receivable of $700, inventory valued at cost at $16,125 and equipment (less accumulated depreciation) of $1,466, and total liabilities of $1,750. As of September 30, 1999, the Company had minimal cash assets of $3,260 and total liabilities of $11,500. As a result of its having minimal assets and a deficit accumulated during the development stage of $(18,912) and $(4,382) as of June 30, 2000, and September 30, 1999,

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respectively, the Company's total shareholders' equity (deficit) as of June 30,
2000, and September 30, 1999, was $103,052 and $(8,240), respectively. There can be no assurance that the Company's financial condition will improve.

     Until the successful completion of the Company's offering of Common Stock on June 28, 2000, for gross proceeds of $125,300, HDG was funded with loans from Messrs. Scott M. Thornock and Bruce A. Capra, its two executive officers, directors and principal shareholders. Messrs. Thornock and Capra loaned an aggregate of $11,000 and $3,500, respectively, to the Company during the period from July 27, 1999, through March 3, 2000; which loans were evidenced by unsecured Promissory Notes dated November 1, 1999, with each of Messrs. Thornock and Capra, as the holders, in the principal amounts of $9,500 and $3,500, respectively, bearing interest at the rate of 8% per annum, due November 1, 2000, and an unsecured Promissory Note dated March 3, 2000, with Mr. Thornock, as the holder, in the principal amount of $1,500, bearing interest at the rate of 8% per annum, due November 1, 2000. On May 31, 2000, the Company repaid the $14,500 principal balance of all of the outstanding promissory notes together with accrued interest totaling $825 out of the proceeds of its offering of Common Stock completed on June 28, 2000.


Item 3.  Description of Property.

     The Company maintains its offices rent-free at the business offices of Paragon Real Estate & Development, L.L.C., an affiliated company of which Mr. Scott M. Thornock, the President/Treasurer, a director and an approximate 75.6% shareholder of the Company, is the sole owner and operating manager, located at 1422 Delgany Street, Suite #12, Denver, Colorado 80202. The Company anticipates the continued utilization of these offices on a rent-free basis until such time, if ever, as it obtains sufficient funding from debt and/or equity financing in addition to this offering and/or generates a level of earnings sufficient, in management's determination, to enable it to pay rent for its present offices or obtain office space from an unaffiliated third party. The Company's telephone and facsimile numbers are (303) 629-9751 and (303) 629-9756, respectively.


Item 4.  Security Ownership of Certain Beneficial Owners and Management.

     The following table sets forth certain information regarding the ownership of the Company's Common Stock as of August 23, 2000, by each shareholder known by the Company to be the beneficial owner of more than 5% of its outstanding shares of Common Stock, each director and all executive officers and directors as a group. Under the General Rules and Regulations of the Commission, a person is deemed to be the beneficial owner of a security if such person has or shares the power to vote or direct the voting, or dispose or direct the disposition, of such security. Each of the shareholders named in the table has sole voting and investment power with respect to the shares of Common Stock beneficially owned.

                                               Shares           Percentage
                                            Beneficially            of
             Beneficial Owner                 Owned (1)          Class (1)
------------------------------------         -----------        -----------

Scott M. Thornock (2)                         3,240,000            75.64%
1422 Delgany Street, Suite #12
Denver, Colorado  80202

Bruce A. Capra (2)                              360,000             8.41%
6604 West 67th Avenue
Arvada, Colorado  80003

All executive officers and directors          3,600,000            84.05%
as a group (two persons)
-------------------

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     (1) Represents the number of shares of Common Stock owned of record and beneficially by each named person or group, expressed as a percentage of 4,283,200 shares of the Company's Common Stock issued and outstanding as of August 23, 2000.

     (2) Executive officer and member of the Board of Directors of the Company.


Item 5.  Directors, Executive Officers, Promoters and Control Persons.

Executive Officers and Directors

     Set forth below are the names, ages, positions with the Company and business experience of the executive officers and directors of the Company.

     Name                             Age             Position with Company
------------------                   -----            -------------------------
Scott M. Thornock*                    41              President, Treasurer and
                                                      Director

Bruce A. Capra*                       46              Secretary and Director
------------------

     *May be deemed to be "parents" and "promoters" of the Company, as those terms are defined under the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

     All directors hold office until the next annual meeting of the Company's shareholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors. Messrs. Thornock and Capra are expected to devote approximately 15% and 15%, respectively, of their time to the business of the Company. Set forth below under "Business Experience" is a description of the business experience of Messrs. Thornock and Capra.

Family Relationships

     There are no familial relationships between the executive officers and directors of the Company.

Business Experience

     Scott M. Thornock has approximately fifteen years of experience in the real estate development business. He has served as the President, the Treasurer and a director of PI since its inception on July 19, 1999. Mr. Thornock has served as the President, the Chief Financial Officer, the Secretary and a director of Nicklebys.com, Inc., a publicly-held, Denver, Colorado, corporation engaged in the marketing and sale of fine art, antiques and collectibles via the company's auction web site on the Internet, live auctions and retail sales, since that company's inception on January 13, 1999. Since August 27, 1999, Mr. Thornock has served as the Secretary/Treasurer of Celebrity Sports Network, Inc., a privately-held, Littleton, Colorado, company engaged in the promotion of professional athletes as motivational speakers via the Internet and the

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sponsorship of motivational seminars, which is seeking to raise capital publicly. He served as a director of Perseus Art Group, Inc. ("PAG"), a public Colorado corporation, from the date of PAG's inception on June 26, 1998, until his resignation on May 12, 1999, and as the Vice President, the Chief Financial Officer and the Secretary of PAG from June 30, 1998, until his resignation from these positions on May 12, 1999. Mr. Thornock served as the President, the Chief Executive Officer, the Treasurer and a director of Triad Development Corp., a publicly-held Colorado corporation, from the date of its inception on October 31, 1997, through the date of his resignation on April 2, 1999. He served as the President, the Chief Executive Officer, the Treasurer, the Chief Financial Officer and a director of Perfection Development Corporation from April 18, 1997, the date of the organization of the company, through October 2, 1998, on which date he resigned as an executive officer and director. Mr. Thornock served as the Vice President, the Chief Financial Officer, the Secretary and a director of Thor Management Group, Inc., from the date of that company's inception on January 9, 1998, through June 19, 1998, on which date he resigned his positions as an executive officer and director of the company. He served as the President, the Chief Executive Officer and a director of Pegasus Development Group, Inc., a publicly-held Colorado corporation, from the date of its organization on December 23, 1996, through October 22, 1997, on which date Mr. Thornock resigned as executive officer and director of the company. He has been the sole owner and managing member of Paragon Real Estate and Development, L.L.C. ("Paragon Real Estate and Development"), a Denver, Colorado-based residential real estate development, brokerage and business consulting firm that has performed administrative supervision, financial management and other services for, among others, twenty-nine Colorado limited liability companies of which Mr. Thornock has been the founder, the manager and a member, since he founded the company in February 1996. These twenty-nine limited liability companies, including Paragon Development I-IV, L.L.C., Paragon Development VI-XII, L.L.C., Paragon Development XIV-XXIX, L.L.C., 32-5, L.L.C., and Paragon Investment Group, I, L.L.C., have raised capital from time-to-time over the past approximately five years for the purposes of acquiring, developing, constructing and/or brokering multi-family, residential properties located in Denver, Boulder, Longmont and Vail, Colorado. Twenty of these companies are operating currently. Mr. Thornock has held a real estate brokers license in the State of Colorado since December 1995. He received a Bachelor of Arts degree in history and a Masters degree in business management from the University of Colorado, Boulder, Colorado, in 1982 and 1994, respectively.

     Bruce A. Capra has served as the Secretary and a director of the Company since its inception on July 19, 1999. Since its inception on January 13, 1999, he has served as the Chairman of the Board of Directors and the Chief Executive Officer of Nicklebys.com, Inc., a publicly-held, Denver, Colorado, corporation engaged in the marketing and sale of fine art, antiques and collectibles via auction on the Internet, live auctions and retail sales. He was employed, from 1988 until his resignation on February 1999, as the General Manager and the Director of Sales, Marketing and Advertising for American Design, Ltd. ("American Design"), an Aurora, Colorado, corporation specializing in the publication of fine art that has eleven retail outlets located in California, Colorado and New Mexico. American Design, which is today recognized as one of the largest wholesale fine art publishing firms in the United States, realized gross revenues of approximately $12,000,000 during its most recent fiscal year. Mr. Capra served as the President, the Chief Executive Officer and a director of Perseus Art Group, Inc., a publicly-held Colorado corporation, from June 26, 1998, until his resignation from these positions with PAG on May 12, 1999. He was the founder and served as the President, a director and the sole owner of Nickleby's Auction Gallery Ltd. ("Nickleby's"), Aurora, Colorado, an auction liquidation company specializing in fine art, antiques and collectibles, from 1992 through January 15, 1999, on which date Nicklebys.com purchased all of the outstanding common stock of Nickleby's. Mr. Capra founded and served as the President, from 1981 until the sale of the business in 1988, of Image Tech Inc., Denver, Colorado, a fine art serigraph printing company specializing in printing and publishing fine art and commercial signage and, during Mr. Capra's tenure, printed limited edition fine art prints for internationally known artists such as Andy Warhol, Roy Liechtenstein, Earl Biss and others. Prior to that time, from 1979 through 1982, he owned and operated The Mushroom Gallery, Ltd., an art gallery located in Denver, Colorado. Mr. Capra attended Missouri Auction School in 1988 and is a licensed auctioneer in the states of California, Colorado, Nevada and Texas. He is also a certified personal property appraiser and a member of the Certified Appraisers Guild of America.


Item 6.  Executive Compensation

     No cash compensation has been awarded to, earned by or paid to either Mr. Scott M. Thornock or Mr. Bruce A. Capra, the present executive officers and directors of the Company, for all services rendered in all capacities to the Company since PI's inception on July 19, 1999. Further, for the foreseeable future, Messrs. Thornock and Capra will receive no compensation in any form for their services to the Company in the capacities of executive officers and directors. On July 19, 1999, the Company issued 3,240,000 shares, and 360,000 shares, of Common Stock (a total of 3,600,000 shares of Common Stock) to each of Messrs. Thornock and Capra, respectively, for services performed in organizing the Company. Neither Mr. Thornock nor Mr. Capra holds any option to purchase any of the Company's securities. The executive officers and directors of the Company plan to devote only such time to the affairs of PI that each deems necessary. (See Part I, Item 7. "Certain Relationships and Related Transactions" and Part II, Item 4. "Recent Sales of Unregistered Securities.")

     The Company does not provide its officers or employees with pension, stock appreciation rights, long-term incentive or other plans and has no intention of implementing any such plans for the foreseeable future. In the future, PI may offer stock options to prospective employees and/or consultants; however, no such options have been granted as of the date hereof. It is possible that in the future the Company may establish various executive incentive programs and other benefits, including reimbursement for expenses incurred in connection with the Company's operations, Company automobiles and life and health insurance, for its executive officers and directors, but none has yet been granted. The provisions of such plans and benefits will be at the discretion of PI's Board of Directors.

Compensation of Directors

     The Company has no standard arrangements for compensating the directors of the Company.


Item 7.  Certain Relationships and Related Transactions.

     On July 19, 1999, PI issued and sold 3,240,000 shares, and 360,000 shares, of Common Stock (a total of 3,600,000 shares of Common Stock) to Messrs. Scott
M. Thornock and Bruce A. Capra, respectively, in consideration for services performed by each individual in connection with the organization of the Company valued at $324 and $36, respectively (a total of $360 at the rate of $.0001 per share). Messrs. Thornock and Capra serve as both of the executive officers and directors of PI and together own of record and beneficially 3,600,000 shares, representing approximately 84.1% of the total number of issued and outstanding shares, of the Company's Common Stock as of the date hereof. Because of their present management positions with, organizational efforts on behalf of and percentage share ownership in, the Company, Messrs. Thornock and Capra may be deemed to be "parents" and "promoters" of PI, as those terms are defined in the Securities Act of 1933, as amended, and the applicable Rules and Regulations thereunder. Because of the above-described relationships, transactions between and among the Company and Messrs. Thornock and Capra, such as the Company's sale of Common Stock to each of them as described hereinabove, should not be considered to have occurred at arm's-length. ). (See Part II, Item 4. "Recent Sales of Unregistered Securities.")

     Messrs. Thornock and Capra loaned an aggregate of $11,000 and $3,500, respectively, to the Company during the period from July 27, 1999, through March 3, 2000; which loans were evidenced by unsecured Promissory Notes dated November 1, 1999, with each of Messrs. Thornock and Capra, as the holders, in the principal amounts of $9,500 and $3,500, respectively, bearing interest at the rate of 8% per annum, due November 1, 2000, and an unsecured Promissory Note dated March 3, 2000, with Mr. Thornock, as the holder, in the principal amount of $1,500, bearing interest at the rate of 8% per annum, due November 1, 2000. On May 31, 2000, the Company repaid the $14,500 principal balance of all of the outstanding promissory notes together with accrued interest totaling $825 out of the proceeds of its offering of Common Stock completed June 28, 2000. (See Part I, Item. 2 "Management's Discussion and Analysis or Plan of Operation" and Part II, Item 4. "Recent Sales of Unregistered Securities).

     Since October 1, 1999, the Company has maintained its offices rent-free at the business offices of Paragon Real Estate & Development, L.L.C. ("Paragon"), an affiliated company of which Mr. Scott M. Thornock, the President/Treasurer, a director and an approximate 75.6% shareholder of the Company, is the sole owner and operating manager, located at 1422 Delgany Street, Suite #12, Denver, Colorado 80202. From the date of the Company's inception through September 30, 1999, Mr. Thornock provided office space to the Company at no charge. The $250.00 per month value of the office space provided by Paragon and Mr. Thornock is included in the Company's Financial Statements that commence on page F-1 hereof as rent expense with a corresponding credit to contributed capital. (See
Part I, Item. 3 "Property.")

     On July 26, 1999, the Company issued and sold 182,000 shares, representing approximately 4.3% of the aggregate number of issued and outstanding shares, of the Company's Common Stock, to Cudd & Associates, 1120 Lincoln Street, Suite #1507, Denver, Colorado 80203, the sole proprietorship owned by Patricia Cudd, Esq., that has acted as counsel to the Company since its inception on July 19, 1999. Cudd & Associates received said shares of Common Stock in consideration for the performance of certain legal services in connection with the organization of the Company valued at $182 ($.001 per share). (See Part II, Item
4. "Recent Sales of Unregistered Securities.")


Item 8.  Description of Securities.

Description of Capital Stock
----------------------------

     The Company's authorized capital stock consists of 30,000,000 shares of Common Stock, $.0001 par value per share, and 3,000,000 shares of preferred stock, $.001 par value per share (the "Preferred Stock").

Description of Common Stock
---------------------------

     All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and nonassessable shares. Cumulative voting in the election of directors is not permitted; which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any, to be distributed to holders of the Preferred Stock. All shares of the Company's Common Stock issued and outstanding are fully-paid and nonassessable.

     Dividend Policy. Holders of shares of Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock when, as and if declared by the Board of Directors out of funds legally available therefor, after requirements with respect to preferential dividends on, and other matters relating to, the Preferred Stock, if any, have been met. The Company has not paid any dividends on its Common Stock and intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, capital requirements and the financial condition of the Company.

     Transfer Agent and Registrar. The Transfer Agent and Registrar for the Company's Common Stock is Corporate Stock Transfer, Inc., 3200 Cherry Creek Drive South, Suite #430, Denver, Colorado 80209.

Description of Preferred Stock
------------------------------

     Shares of Preferred Stock may be issued from time to time in one or more series as may be determined by the Board of Directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of Preferred Stock shall have preemptive rights. The Company has no shares of Preferred Stock outstanding, and the Board of Directors has no plan to issue any shares of Preferred Stock for the foreseeable future unless the issuance thereof shall be in the best interests of the Company.


                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

     (a) Market Information.

     There has been no established public trading market for the Common Stock since the Company's inception on July 19, 1999.

     (b) Holders.

     As of August 23, 2000, the Company had approximately fifty-three shareholders of record of its 4,283,200 issued and outstanding shares of Common Stock, $.0001 par value per share.

     (c) Dividends.

     The Company has never paid or declared any dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.

Item 2.  Legal Proceedings.

     The Company knows of no legal proceedings to which it is a party or to which any of its property is the subject, which are pending, threatened or contemplated or any unsatisfied judgments against the Company.


Item 3.  Changes in and Disagreements with Accountants.

     Cordovano & Harvey, P.C., 201 Steele Street, Suite #300, Denver, Colorado 80206, has reported upon the financial statements of the Company, including the Balance Sheets as of June 30, 2000, and September 30, 1999, the related Statements of Operations and Statements of Cash Flows for the Nine Months Ended June 30, 2000, from July 19, 1999 (inception), through September 30, 1999, and from July 19, 1999 (inception), through June 30, 2000, and the related Statements of Shareholders' Equity (Deficit) from July 19, 1999 (inception), through June 30, 2000, and has been appointed as the Company's independent accountant for the year ending September 30, 2000. There has been no change in the Company's independent accountant during the period commencing with the Company's retention of Cordovano & Harvey, P.C., through the date hereof.


Item 4.  Recent Sales of Unregistered Securities.

     On July 19, 1999, PI issued and sold 3,240,000 shares, and 360,000 shares, of Common Stock, $.0001 par value per share (a total of 3,600,000 shares of Common Stock), to Messrs. Scott M. Thornock and Bruce A. Capra, respectively, in consideration for services performed by each individual in connection with the organization of the Company valued at $324 and $36, respectively (a total of $360 at the rate of $.0001 per share). Messrs. Thornock and Capra serve as both of the executive officers and directors of PI and together own of record and beneficially 3,600,000 shares, representing approximately 84.1% of the total number of issued and outstanding shares, of the Company's Common Stock as of the date hereof. The Company relied, in connection with the sales of the shares, upon the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act"), and Section 11-51-308(1)(p) of the Colorado Uniform Securities Act, as amended (the "Colorado Act"). The Company relied upon the fact that the issuance and sale of the shares by the Company did not constitute a public securities offering together with the fact that Messrs. Thornock and Capra were executive officers, directors and controlling shareholders of PI at the time of the sales, to make the exemptions available. (See Part I, Item 7. "Certain Relationships and Related Transactions.")

     On July 26, 1999, the Company issued and sold 182,000 shares, representing approximately 4.3% of the aggregate number of issued and outstanding shares, of the Company's Common Stock, to Cudd & Associates, 1120 Lincoln Street, Suite #1507, Denver, Colorado 80203, the sole proprietorship owned by Patricia Cudd, Esq., that has acted as counsel to the Company since its inception on July 19, 1999. Cudd & Associates received said shares of Common Stock in consideration for the performance of certain legal services in connection with the organization of the Company valued at $182 ($.001 per share). (See Part I, Item
7. "Certain Relationships and Related Transactions.")

     The Company, as the maker, entered into unsecured Promissory Notes dated November 1, 1999, with each of Messrs. Thornock and Capra, as the holders, in the principal amounts of $8,000 and $2,000, respectively, bearing interest at the rate of 8% per annum, due November 1, 2000. These Promissory Notes memorialized non-interest bearing, working capital advances in the identical principal amount of each promissory note made be each of Messrs. Thornock and Capra to the Company on July 27, 1999. The Company, as the maker, entered into unsecured Promissory Notes dated November 1, 1999, with each of Messrs. Thornock and Capra, as the holders, in the principal amounts of $1,500 each, bearing interest at the rate of 8% per annum, due November 1, 2000. The Company, as the maker, entered into that certain unsecured Promissory Note dated March 3, 2000, with Mr. Thornock, as the holder, in the principal amount of $1,500, bearing interest at the rate of 8% per annum, due November 1, 2000. On May 31, 2000, the Company repaid the $14,500 principal balance of all of the outstanding promissory notes together with accrued interest totaling $825.

     During the period from May 8 through June 28, 2000, the Company issued and sold an aggregate of 501,200 shares of Common Stock to a total of fifty persons, all of whom are residents of either the State of California, Colorado or Illinois, for cash consideration totaling $125,300. The sales were made by the Company in reliance upon the exemption from registration with the U.S. Securities and Exchange Commission provided under Section 3(b) of the 1933 Act and Rule 504 of Regulation D promulgated thereunder and in reliance upon Section 25102(f) of the California Corporations Code, as amended, Section 11-51-308(1)(p) of the Colorado Securities Act, as amended, and Section 4.G. of the Illinois Securities Law of 1953, as amended. No underwriter was employed in connection with the offering and sale of the shares. The facts relied upon by the Company to make the Federal exemption available include, among others, the following: (i) the aggregate offering price for the offering of the shares of Common Stock did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering in reliance on any exemption under Section 3(b) of, or in violation of
Section 5(a) of, the 1933 Act; (ii) the required number of manually executed originals and true copies of Form D were duly and timely filed with the U.S. Securities and Exchange Commission; (iii) no general solicitation or advertising was conducted by the Company in connection with the offering of any of the shares; and (iv) the fact that the Company has not been since its inception (a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; (b) an "investment company" within the meaning the Investment Company Act of 1940, as amended; or (c) a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.


Item 5.  Indemnification of Directors and Officers.

     Article VII of the Company's Articles of Incorporation contains provisions providing for the indemnification of directors and officers of the Company as follows:

          "(a) The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is otherwise serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding, by judgment, order, settlement, conviction upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe the action was unlawful.

          (b) The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation, to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

          (c) To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections (a) and (b) of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

          (d) Any indemnification under Section (a) or (b) of this Article (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the officer, director and employee or agent is proper in the circumstances, because he has met the applicable standard of conduct set forth in Section (a) or (b) of this Article. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or
     (iii) by the affirmative vote of the holders of a majority of the shares of stock entitled to vote and represented at a meeting called for such purpose.

          (e) Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding, as authorized in Section (d) of this Article, upon receipt of an understanding by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

          (f) The Board of Directors may exercise the corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this Article.

          (g) The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representatives of such a person."

     Article XI of the Company's Bylaws contains provisions providing for the indemnification of directors and officers of the Company as follows:

          "The Corporation shall have the power to indemnify any director, officer, employee or agent of the Corporation or any person serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise to the fullest extent permitted by the laws of the State of Colorado."

     The Company has no agreements with either of its directors or executive officers providing for indemnification of either such persons with respect to liability arising out of his capacity or status as an officer and/or director.

     At present, there is no pending litigation or proceeding involving a director or executive officer of the Company as to which indemnification is being sought.


                                    PART F/S

     The Financial Statements of Posteralley.com, Inc., required by Regulation SB commence on page F-1 hereof in response to Part F/S of this Registration Statement on Form 10-SB and are incorporated herein by this reference.

                              POSTERALLEY.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                          INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                         ------
Independent auditors' report............................................. F-2

Balance sheets, June 30, 2000 and September 30, 1999..................... F-3

Statements of operations, for the nine months ended June 30, 2000,
     From July 19, 1999 (inception) through September 30, 1999, and from July 19, 1999 (inception) through June 30, 2000............ F-4

Statement of shareholders' equity (deficit), from July 19, 1999
     (inception) through June 30, 2000................................... F-5

Statements of cash flows, for the nine months ended June 30, 2000, from July 19, 1999 (inception) through September 30, 1999 and from July 19, 1999 (inception) through June 30, 2000................ F-6

Summary of significant accounting policies............................... F-8

Notes to financial statements............................................ F-11

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Posteralley.com, Inc.


We have audited the balance sheets of Posteralley.com, Inc. (a development stage company) as of June 30, 2000 and September 30, 1999, and the related statements of operations, shareholders' equity (deficit), and cash flows for the nine months ended June 30, 2000, from July 19, 1999 (inception) through September 30, 1999 and from July 19, 1999 (inception) through June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Posteralley.com, Inc. as of June 30, 2000 and September 30, 1999, and the results of its operations and its cash flows for the nine months ended June 30, 2000, from July 19, 1999 (inception) through September 30, 1999 and from July 19, 1999 (inception) through June 30, 2000, in conformity with generally accepted accounting principles.

Posteralley.com, Inc. issued promissory notes to its officers totaling $14,500, the Company repaid the notes and related accrued interest totaling $825 prior to June 30, 2000. An officer and an affiliate contributed office space to the Company for all periods presented (see Note B).




Cordovano and Harvey, P.C.
Denver, Colorado
July 13, 2000



                                             POSTERALLEY.COM, INC.
                                         (A DEVELOPMENT STAGE COMPANY)


                                                 BALANCE SHEETS





                                                                                     June 30,    September 30,
                                                                                       2000         1999
                                                                                    ---------     ---------
ASSETS


CASH.............................................................................   $  86,511    $   3,260

ACCOUNTS RECEIVABLE .............................................................         700         --

INVENTORY, at cost ..............................................................      16,125         --

EQUIPMENT, less accumulated depreciation
     of $20 and $0, respectively ................................................       1,466         --
                                                                                    ---------    ---------
                                                                                    $ 104,802    $   3,260
                                                                                    =========    =========

                   LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

LIABILITIES
      Accrued expenses...........................................................   $   1,750    $   1,500
      Notes payable to officers (Note B) ........................................                   10,000
                                                                                    ---------    ---------
                                            TOTAL LIABILITIES ...................       1,750       11,500
                                                                                    ---------    ---------

SHAREHOLDERS' EQUITY (DEFICIT) (Note B)
      Preferred stock, $.001 par value; 3,000,000 shares authorized;
        0 and 0 shares issued and outstanding, respectively......................        --           --
      Common stock, $.0001 par value; 30,000,000 shares authorized;
        4,283,200 and 3,782,000 shares issued and outstanding,
        respectively ............................................................         428          378
      Additional paidin capital..................................................     121,536          664
      Deferred offering costs....................................................        --         (4,900)
      Deficit accumulated during development stage...............................     (18,912)      (4,382)
                                                                                    ---------    ---------
                      TOTAL SHAREHOLDERS' EQUITY (DEFICIT) ......................     103,052       (8,240)
                                                                                    ---------    ---------
                                                                                    $ 104,802    $   3,260
                                                                                    =========    =========



                        See accompanying summary of significant accounting policies and notes to the financial statements.


                                                     F-3



                                                 POSTERALLEY.COM, INC.
                                            (A DEVELOPMENT STAGE COMPANY)

                                               STATEMENTS OF OPERATIONS





                                                                                                          July 19,      July 19,
                                                                                                            1999          1999
                                                                                         For The Nine    (Inception)   (Inception)
                                                                                         Months Ended      through       through
                                                                                            June 30,    September 30,    June 30,
                                                                                             2000           1999           2000
                                                                                         -----------    -----------   -----------

SALES (Note B) .......................................................................   $       700    $     --      $       700

COST OF GOODS SOLD....................................................................           475          --              475
                                                                                         -----------    -----------    ----------
                                                       GROSS PROFIT ..................           225                          225

OPERATING EXPENSES
     Stockbased compensation (Note B) ................................................          --              542            542
     Web site development costs.......................................................         3,275            900          4,175
     Professional fees................................................................         5,225          1,500          6,725
     Contributed rent (Note B)........................................................         2,250            500          2,750
     Travel...........................................................................         1,959            858          2,817
     Depreciation ....................................................................            20           --               20
     Other............................................................................         1,201             82          1,283
                                                                                         -----------    -----------    -----------
                                                                                             (13,931)        (4,382)       (18,312)
                                                                                         -----------    -----------    -----------
                                               LOSS FROM OPERATIONS ..................       (13,705)        (4,382)       (18,087)

INTEREST EXPENSE (Note B) ............................................................          (825)          --             (825)
                                                                                         -----------    -----------    -----------
                                           LOSS BEFORE INCOME TAXES ..................       (14,530)        (4,382)       (18,912)

INCOME TAXES (Note C) ................................................................          --             --             --
                                                           NET LOSS ..................   $   (14,530)   $    (4,382)   $   (18,912)
                                                                                         ===========    ===========    ===========

Basic loss per common share...........................................................   $      *       $      *
                                                                                         ===========    ===========

Basic weighted average common shares outstanding......................................     3,837,689      3,764,784
                                                                                         ===========    ===========
 *   Less than $.01 per share





                                     See accompanying summary of significant accounting policies and notes to the financial statements.




                                        POSTERALLEY.COM, INC.
                                    (A DEVELOPMENT STAGE COMPANY)

                             STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)

                           July 19, 1999 (inception) through June 30, 2000





                                                         Preferred stock         Common Stock
                                                         ---------------         ------------
                                                       Shares    Par Value    Shares      Par Value
                                                      --------   ---------   --------     ---------

July 19, 1999, shares issued to officers for
   services related to organizing the Company,
   valued at the fair value of the services
       ...............................................
   ($.0001/share) (Note B) ...........................   --     $      --     3,600,000   $     360

July 26, 1999, shares issued to attorney for
   services related to organizing the Company,
   valued at the fair value of the services
   ($.001/share) (Note D) ............................   --            --       182,000          18

July 27, 1999, offering costs deferred ...............   --            --          --          --

Office space contributed by an officer (Note B) ......   --            --          --          --

Net loss for the period ended September 30, 1999 .....   --            --          --          --
                                                      ---------  ---------   ----------   ---------
                      BALANCE, SEPTEMBER 30, 1999 ....   --            --     3,782,000         378

February 29, 2000, offering costs deferred ...........   --            --          --          --

June 1, 2000, sale of common stock pursuant to
   private placement ($.25/share) (Note D) ...........   --            --       501,200          50

Office space contributed by an affiliate (Note B) ....   --            --          --          --

Net loss for the nine months ended
   June 30, 2000 .....................................   --            --          --          --
                                                      ---------  ---------    ---------   ---------
                           BALANCE, June 30, 2000 ....   --     $      --     4,283,200   $     428
                                                      ========== =========    =========   =========

                   See accompanying summary of significant accounting policies and notes to the financial statements.


                                                 F-5



                                          POSTERALLEY.COM, INC.
                                      (A DEVELOPMENT STAGE COMPANY)

                               STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)

                             July 19, 1999 (inception) through June 30, 2000



                                                                                   Deficit
                                                                                  Accumulated
                                                          Additional   Deferred   During the
                                                           Paid-in     Offering   Development
                                                     .     Capital      Costs        Stage        Total
                                                          ---------   ---------    ---------    ---------

July 19, 1999, shares issued to officers for
   services related to organizing the Company,
   valued at the fair value of the services
       ...............................................
   ($.0001/share) (Note B) ...........................   $    --     $    --      $    --      $     360

July 26, 1999, shares issued to attorney for
   services related to organizing the Company,
   valued at the fair value of the services
   ($.001/share) (Note D) ............................         164        --           --            182

July 27, 1999, offering costs deferred ...............        --        (4,900)        --         (4,900)

Office space contributed by an officer (Note B) ......         500        --           --            500

Net loss for the period ended September 30, 1999 .....        --          --         (4,382)      (4,382)
                                                         ---------   ---------    ---------    ---------
                      BALANCE, SEPTEMBER 30, 1999 ....         664      (4,900)      (4,382)      (8,240)

February 29, 2000, offering costs deferred ...........        --        (1,728)        --         (1,728)

June 1, 2000, sale of common stock pursuant to
   private placement ($.25/share) (Note D) ...........     118,622       6,628         --        125,300

Office space contributed by an affiliate (Note B) ....       2,250        --           --          2,250

Net loss for the nine months ended
   June 30, 2000 .....................................        --          --        (14,530)     (14,530)
                                                         ---------   ---------    ---------    ---------
                           BALANCE, June 30, 2000 ....   $ 121,536 $      --      $ (18,912)   $ 103,052
                                                         =========   =========    =========    =========




                     See accompanying summary of significant accounting policies and notes to the financial statements.


                                               F-5 (Cont)



                                         POSTERALLEY.COM, INC.
                                     (A DEVELOPMENT STAGE COMPANY)

                                       STATEMENTS OF CASH FLOWS





                                                                            July 19,          July 19,
                                                                             1999              1999
                                                          For The Nine    (Inception)        (Inception)
                                                          Months Ended      through           through
                                                             June 30,     September 30,       June 30,
                                                              2000            1999              2000
                                                           ----------       ---------        ---------
OPERATING ACTIVITIES
     Net loss..............................................$(14,530)      $  (4,382)        $ (18,912)

     Transactions not requiring cash:
        Depreciation ......................................      20            --                  20
        Common stock issued for services ..................    --               542               542
        Office space contributed by an officer (Note B) ...    --               500               500
        Office space contributed by an affiliate (Note B) .   2,250            --               2,250

     Changes in operating assets and operating liabilities:
        Accounts receivable and inventory ................. (16,825)           --             (16,825)
        Accounts payable and accrued expenses .............     250           1,500             1,750
                                                           --------        --------          --------
                                         NET CASH (USED IN)
                                       OPERATING ACTIVITIES (28,835)         (1,840)          (30,675)
                                                           --------        --------          --------
INVESTING ACTIVITIES
     Equipment purchases ..................................  (1,486)           --              (1,486)
                                                           --------        --------          --------
                                         NET CASH (USED IN)
                                       INVESTING ACTIVITIES  (1,486)           -               (1,486)
                                                           --------        --------          --------
FINANCING ACTIVITIES
     Proceeds from issuance of debt (Note B) ..............   4,500          10,000            14,500
     Repayment of debt (Note B) ........................... (14,500)           --             (14,500)
     Proceeds from sale of stock (Note D) ................. 125,300            --             125,300
     Payments for offering costs ..........................  (1,728)         (4,900)           (6,628)
                                                           --------        --------          --------
                                       NET CASH PROVIDED BY
                                       FINANCING ACTIVITIES 113,572           5,100           118,672
                                                           ========        ========          ========

                      See accompanying summary of significant accounting policies and notes to the financial statements.

                                                  F-6


                                                  POSTERALLEY.COM, INC.
                                              (A DEVELOPMENT STAGE COMPANY)

                                                STATEMENTS OF CASH FLOWS





                                                                                            July 19,          July 19,
                                                                                             1999              1999
                                                                       For The Nine       (Inception)        (Inception)
                                                                       Months Ended         through            through
                                                                         June 30,        September 30,         June 30,
                                                                           2000               1999               2000
                                                                        --------            --------           --------

                                                  NET CHANGE IN CASH      83,251               3,260             86,511
Cash, beginning of period...........................................       3,260                --                 --
                                                                        --------            --------           --------
                                                 CASH, END OF PERIOD    $ 86,511            $  3,260           $ 86,511
                                                                        ========            ========           ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
     Interest.......................................................    $    825            $   --             $   --
                                                                        ========            ========           ========

     Income taxes...................................................    $   --              $   --             $   --
                                                                        ========            ========           ========

                                See accompanying summary of significant accounting policies and notes to the financial statements.

                                                           F-7

                              POSTERALLEY.COM, INC.
                          (A Development Stage Company)

                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development stage company

Posteralley.com, Inc. (the "Company") is in the development stage in accordance with Financial Accounting Standards Board Statements of Financial Accounting Standards (SFAS) No. 7 "Accounting and Reporting by Development Stage Enterprises".

Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Allowance for doubtful accounts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Inventory

The Company's inventory, consisting entirely of posters, is stated at the lower of cost or market value using the specific identification method.

Equipment and depreciation

Equipment is stated at cost. Equipment is depreciated over its estimated useful life using the straight-line method. Upon retirement or disposition of equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations. Repairs and maintenance are charged to expense as incurred and expenditures for additions and improvements are capitalized.

Deferred offering costs

The Company incurred legal and accounting fees related to the preparation of an offering memorandum during the periods presented (see Note D for details of the offering). Costs associated with the offering were deducted from the gross proceeds at its conclusion.

Year-end

The Company has adopted a fiscal year-end of September 30.

                              POSTERALLEY.COM, INC.
                          (A Development Stage Company)

                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and the tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.

Earnings (loss) per share

The Company reports earnings (loss) per share using a dual presentation of basic and diluted earnings per share. Basic earnings (loss) per share exclude the impact of common stock equivalents. Diluted earnings (loss) per share utilize the average market price per share when applying the treasury stock method in determining common stock equivalents. However, the Company has a simple capital structure for the period presented and, therefore, there is no variance between the basic and diluted earnings (loss) per share.

Internet and web site development

The Company expenses all internal and external costs incurred to develop internal-use computer software. As a development stage company, management has determined there is no assurance that the web site will provide substantive service potential to the Company.

Fair value of financial instruments

SFAS 107, "Disclosure About Fair Value of Financial Instruments," requires certain disclosures regarding the fair value of financial instruments. The Company has determined, based on available market information and appropriate valuation methodologies, the fair values of its financial instruments approximate carrying values. The carrying amounts of cash, accounts payable, and other current liabilities approximate fair value due to the short-term maturity of the instruments. The carrying amounts of the Company's debt approximates fair value based on quoted market prices for similar issues or on current rates offered to the Company for debt of the same remaining maturities.

                              POSTERALLEY.COM, INC.
                          (A Development Stage Company)

                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Stock-based compensation

SFAS No. 123, "Accounting for Stock-Based Compensation" was issued in October 1995. This accounting standard permits the use of either a "fair value based method" or the "intrinsic value method" defined in Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) to account for stock-based compensation arrangements.

Companies that elect to use the method provided in APB 25 are required to disclose pro forma net income and pro forma earnings per share information that would have resulted from the use of the fair value based method. The Company adopted SFAS No. 123 for the periods ended June 30, 1999; however, the Company has elected to continue to determine the value of stock-based compensation arrangements with employees under the provisions of APB 25. No pro forma disclosures have been included with the accompanying financial statements as there was no pro forma effect to the Company's net loss or loss per share.

                              POSTERALLEY.COM, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

NOTE A:  BACKGROUND

The Company was incorporated under the laws of Colorado on July 19, 1999. The principal activities since inception have been organizational matters, the sale and issuance of shares of its $.0001 par value common stock, and the development of its web site. The Company plans to engage in the business of acquiring, marketing, selling, trading and brokering originals and reproductions of fine art posters via its Internet web site. Until June of 2000, the Company's inventory was limited to posters obtained from management and others for sale on consignment. During June of 2000, the Company purchased $16,600 of inventory and made its first sale.

NOTE B:  RELATED PARTY TRANSACTIONS

Contributed office space

An officer provided office space to the Company at no charge from July 19, 1999 (inception) through September 30, 1999. An affiliate provided office space to the Company at no charge from October 1, 1999 through June 30, 2000. All office space was valued at $250 per month based on the market rate in the local area and is included in the accompanying financial statements as rent expense with a corresponding credit to contributed capital.

Notes payable to officers

On July 27, 1999, two officers made non-interest bearing working capital advances to the Company totaling $10,000. Effective October 31, 1999, the advances were converted to promissory notes. During January and March of 2000, the officers loaned the Company an additional $4,500 in exchange for promissory notes. On May 31, 2000, the Company repaid the notes and related accrued interest totaling $825. The promissory notes consisted of the following at June 30, 2000 and September 30, 1999:

                                               June 30,         September 30,
                                                 2000               1999
                                             ------------        ------------
Note payable to officer, interest rate at
8.00 percent, maturity on November 1,
2000, unsecured..............................$     --            $   8,000

Note payablke to officer, interest rate at
8.00 percent, maturity on November 1,
2000, unsecured..............................$     --            $   2,000
                                             ------------        ------------
                                             $     --            $  10,000
                                             ============        ============


Interest expense totaled $825, $-0- and $825 for the nine months ended June 30, 2000, for the period ended September 30, 1999 and from July 19, 1999 (inception) through June 30, 2000, respectively.

                              POSTERALLEY.COM, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

NOTE B:  RELATED PARTY TRANSACTIONS, CONTINUED

Notes payable, continued

On July 19, 1999, the Board of Directors approved the issuance of 3,600,000 shares of the Company's $.0001 par value restricted common stock to two officers/directors of the Company in exchange for services related to the organization of the Company. The value of the transaction could not objectively measured as the services were rendered by related parties. The transaction was recorded at a nominal value of $360 ($.0001 per share) as there was no market price for the Company's common stock on the date of issuance. Stock-based compensation expense of $360 was recognized in the accompanying financial statements for the period ended September 30, 1999. These shares are "restricted securities" and may be sold only in compliance with Rule 144 of the Securities Act of 1933, as amended.

Sales

During the nine months ended June 30, 2000, the Company made one sale to a shareholder for $700.

NOTE C:  INCOME TAXES

A reconciliation of the U.S. statutory federal income tax rate to the effective rate is as follows:

                                                     June 30,      September 30,
                                                      2000             1999
                                                  ------------     ------------
U.S. federal statutory graduated rate.............     15.00%         15.00%
State income tax rate,
  net of fedreal benefit..........................      4.04%          4.04%
Offering costs....................................      0.95%         21.28%
Net operating loss for which no tax
  benefit is currently available..................    -19.99%        -40.32%
                                                  ------------     ------------
                                                        0.00%          0.00%
                                                  ============     ============

At June 30, 2000, deferred taxes consisted of a net tax asset of $4,862, due to operating loss carryforwards of $18,912, which was fully allowed for, in the valuation allowance of $4,862. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The changes in the valuation allowance from September 30, 1999 through June 30, 2000 and from July 19, 1999 (inception) through September 30, 1999 were $3,095 and $1,767, respectively. Net operating loss carryforwards will expire through 2020.

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax asset is no longer impaired and the allowance is no longer required.

                              POSTERALLEY.COM, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

NOTE D:  SHAREHOLDERS' EQUITY (DEFICIT)

On July 26, 1999, the Company issued 182,000 shares of its restricted common stock to an attorney in exchange for legal services related to the organization of the Company. The shares were valued at the fair value of the services. Stock-based compensation expense of $182 was recognized in the accompanying financial statements for the period ended September 30, 1999. These shares are "restricted securities" and may be sold only in compliance with Rule 144 of the Securities Act of 1933, as amended.

During May and June of 2000, the Company offered for sale 501,200 shares of its $.0001 par value common stock at $.25 per share pursuant to an exemption from registration claimed under Rule 504 of Regulation D of the Securities Act of 1933, as amended. The offering closed on June 27, 2000. The Company sold all 501,200 shares of common stock in the offering. Net proceeds from the offering were $118,672, after deducting deferred offering costs totaling $6,628. The offering was conducted through the Company's executive officers and directors.

                                    PART III

Item 1. Index to Exhibits.

Item
Number                                 Description
------  ------------------------------------------------------------------------
 3.1*   Articles of Incorporation of Posteralley.com, Inc., filed July 19, 1999.

 3.2*   Bylaws of Posteralley.com, Inc.

10.1* Promissory Note dated November 1, 1999, from Posteralley.com, Inc., as the maker, to Scott M. Thornock, as the holder, in the principal amount of $8,000 due November 1, 2000, bearing interest at the rate of eight per cent per annum.

10.2* Promissory Note dated November 1, 1999, from Posteralley.com, Inc., as the maker, to Bruce A. Capra, as the holder, in the principal amount of $2,000 due November 1, 2000, bearing interest at the rate of eight per cent per annum.

10.3* Internet Marketing Agreement dated December 29, 1999, between Posteralley.com, Inc., and Nicklebys.com, Inc.
------------------

     *Filed herewith.


Item 2.  Description of Exhibits.

     The documents required to be filed as Exhibit Number 2 in Part III of Form 1-A filed as part of this Registration Statement on Form 10-SB are listed in
Item 1 of this Part III above. No documents are required to be filed as Exhibit Numbers 3, 5, 6 or 7 in Part III of Form 1-A, and the reference to such Exhibit Numbers is therefore omitted. No additional exhibits are filed hereto.


                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        POSTERALLEY.COM, INC.
                                                 (Registrant)




Date:    August 23, 2000                By:  /s/  Scott M. Thornock
                                          -----------------------------------
                                                  Scott M. Thornock, President/
                                                  Treasurer

                                       18